Exhibit 99.2
Form 51-102F3
Material Change Report
Item 1	Name and Address of Company
MAG Silver Corp. (the "Issuer")
800 West Pender Street, Suite 770
Vancouver, BC V6C 2V6
Item 2	Date of Material Change
February 14, 2017
Item 3	News Release
The Issuer issued a new release with respect to the material change described below on February 14, 2017 via Marketwired, and a copy was subsequently filed on SEDAR.
Item 4	Summary of Material Change
The Issuer reports reports on 13 exploration and infill drill holes that further extend wide, high-grade mineralization in the Deep Zones of the Valdecañas Vein System on the Minera Juanicipio joint venture property (Fresnillo plc 56%; MAG 44%) previously announced August 15, 2016 and April 23, 2015. The Deep Zone West has now been traced over 550m in strike length, almost to the western claim boundary, with vein widths ranging from 11.4m to 26.5m and a minimum vertical height of 200m.  The Issuer reported that the Deep Zone East is continuous over 750m of strike length with widths ranging from 5.6m to 29.9m over a vertical extent up to 300m and appears more irregular than the Deep Zone West. Both Deep Zones show elevated gold with the highest gold appearing in Hole VM6 in the Deep Zone East. The Issuer also reported that the Anticipada Vein (see Press Release of August 15, 2016), which lies in the hangingwall of the Deep Zone East has also been extended to over 700m in length, with widths ranging from 2.0m to 12.8m and a vertical extent of 100m to 350m.
Full Description of Material Change
The Issuer reports reports on 13 exploration and infill drill holes that further extend wide, high-grade mineralization in the Deep Zones (Table 1) of the Valdecañas Vein System on the Minera Juanicipio joint venture property (Fresnillo plc 56%; MAG 44%) previously announced August 15, 2016 and April 23, 2015. Valdecañas is an en echelon vein system comprising the overlapping East and West Veins with several hangingwall and footwall splays. The Deep Zone West has now been traced over 550 meters ("m") in strike length, almost to the western claim boundary, with vein widths ranging from 11.4m to 26.5m and a minimum vertical height of 200m (Figure 1). The best hole from this zone reported here is P17 which cut 9.70m (true width) grading 120 grams per tonne ("g/t") (3.51 ounces per ton ("opt")) silver, 2.46 g/t gold, 5.55% lead, 5.08% zinc, 0.21% copper (Figure 1 and Table 1). The Deep Zone East is continuous over 750m of strike length with widths ranging from 5.6m to 29.9m over a vertical extent up to 300m and appears more irregular than the Deep Zone West (Figures 2 and 4). Both Deep Zones show elevated gold with the highest gold appearing in Hole VM6 in the Deep Zone East, which cut 5.20m (true width) grading 333 g/t (9.72 opt) silver, 16.87 g/t gold; 4.47% lead, 3.77% zinc, 1.04% copper, including: 1.44m (true width) grading 854 g/t (24.91 opt silver); 54.67 g/t gold, 3.21% lead, 2.72% zinc, 2.28% copper (Table 1).

http://media3.marketwire.com/docs/1085746_MAGsilver_Figures-1-2-3-4.pdf
Significantly, the recently discovered Anticipada Vein (see Press Release of August 15, 2016), which lies in the hangingwall of the Deep Zone East has also been extended to over 700m in length, with widths ranging from 2.0m to 12.8m and a vertical extent of 100m to 350m (Figures 3 and 4). The best new Anticipada intercept is Hole VM6 which cut 5.60m (true width) grading 177 g/t (5.15 opt) silver, 7.36 g/t gold, 2.39% lead, 6.31% zinc and 0.12% copper, including: 3.15m (true width) grading 283 g/t (8.25 opt silver); 12.62 g/t gold, 3.62% lead, 8.42% zinc, 0.17% copper.
The Valdecañas Vein System and the Anticipada Vein remain open in several directions (Figures 1 to 4) and three drill rigs are currently drilling to extend these veins: two on the west and one on the east.
In addition to the Deep Zone extension drilling, 8 in-fill drill holes are reported here (Table 2). Designed to fill gaps in the resource and allow upgrading of Inferred Resources to Indicated in selected areas (Figures 1 and 2), these holes generally cut mineralization similar to that in neighbouring holes. The best example of these is Hole RV5, which went in near the top of the Bonanza Zone to confirm results from a nearby hole with poor recovery.  RV5 cut 3.5m (true width) grading 2009 g/t (58.59 opt) silver, 6.94 g/t gold, 0.36% lead, 0.74% zinc, 0.03% copper; results comparable to the earlier nearby hole.
Table 1: Assay Results – Exploration Step Out Holes(3)
Hole ID	From	To	Interval	TW(2)	Ag (g/t)	Ag (opt)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein(1)
P17	1242.00	1252.90	10.90	9.70	120	3.51	2.46	5.55	5.08	0.21	V1W
Incl.	1250.10	1250.75	0.65	0.57	379	11.05	4.89	16.2	13.65	0.8	V1W
VM6	783.50	790.60	7.10	5.60	177	5.15	7.36	2.39	6.31	0.12	VANT
incl.	784.50	788.50	4.00	3.15	283	8.25	12.62	3.62	8.42	0.17	VANT
and	961.20	972.55	11.35	5.20	333	9.72	16.87	4.47	3.77	1.04	V1E
incl.	963.65	966.80	3.15	1.44	854	24.91	54.67	3.21	2.72	2.28	V1E
P18	1110.10	1114.15	4.05	3.95	58	1.70	1.09	0.68	2.27	0.08	VANT
and	1174.75	1182.85	8.10	6.90	109	3.18	2.00	1.27	3.23	0.57	V1E
P16	889.60	892.10	2.50	2.30	69	2.00	0.17	2.25	11.66	0.08	VANT
and	1067.95	1069.30	1.35	1.10	13	0.38	0.12	0.16	4.43	0.07	V1E
P19	737.30	739.30	2.00	1.40	888	25.90	0.84	0.82	2.03	0.07	TBD
and	878.50	881.00	2.50	2.00	17	0.50	0.33	0.54	2.83	0.03	VANT
and	1012.65	1013.25	0.60	0.45	39	1.14	0.11	0.15	0.18	0.11	V1E

Table 2: Assay Results – Infill Drill Holes(3)
Hole ID	From	To	Int.	TW(2)	Ag (g/t)	Ag (opt)	Au (g/t)	Pb (%)	Zn (%)	Cu (%)	Vein(1)
RV3	676.45	680.25	3.80	2.90	138	4.04	0.25	0.04	0.77	0.01	V1W
RV2	833.85	838.50	4.65	3.30	112	3.26	1.04	0.58	1.61	0.05	V1W
and	855.65	859.15	3.50	3.00	206	6.02	0.30	0.63	1.46	0.04	V2W
RV1	709.65	711.30	1.65	1.50	38	1.11	0.07	0.11	0.17	0.01	V1E
and	891.90	899.80	7.90	6.40	229	6.69	5.16	7.63	8.39	0.56	V1W
and	967.50	971.30	3.80	2.60	53	1.54	3.00	0.60	4.20	0.13	TBD
RV5	535.10	540.35	5.25	3.50	2009	58.59	6.94	0.36	0.74	0.03	V1W
RV4	411.70	418.15	6.45	N/A	271	7.91	4.80	0.00	0.01	0.01	TBD
and	786.70	787.40	0.70	0.50	379	11.05	0.49	8.32	0.60	0.02	V1E
and	938.25	948.05	9.80	6.00	151	4.39	2.50	2.46	3.92	0.21	V1W
VM10	274.60	274.80	0.20	0.20	697	20.33	0.62	0.00	0.01	0.00	V1E
and	290.06	291.43	1.37	1.37	449	13.10	1.25	0.03	0.02	0.00	V1W
RV6	934.75	949.85	15.10	9.60	203	5.93	1.97	6.20	7.82	0.39	VANT
incl.	945.90	949.85	3.95	2.83	340	9.91	3.75	14.74	13.40	0.30	VANT
and	1011.40	1014.20	2.80	1.50	60	1.74	0.14	0.93	0.64	0.41	V1E
P14	1163.15	1164.40	1.25	1.25	23	0.67	0.42	0.44	3.38	0.03	VANT
and	1227.10	1229.90	2.80	2.40	60	1.76	0.43	0.28	1.40	0.38	V1E
and	1258.40	1261.20	2.80	2.30	4	0.11	0.11	0.02	0.04	0.00	V1W
(1) V1W = Valdecañas Vein West; V1E = Valdecañas Vein East; V2W = West Footwall Vein; VANT = Anticipada Vein; SK = zone of skarn alteration; TBD = To be determined.
(2)True widths were estimated from cross sections and core angles.  Where indicated as "NA" the true width of the structure cannot be reasonably estimated.
(3)Uncapped assays.

Drilling results to date from the Deep Zone show the typical thickening and complementary thinning of a classic "dilatant zone" stemming from steepening and flattening of the veins (see Press Release of August 15, 2016). The horizontally-elongated dilatant zone in the Deep Zone West remains consistently wide (9.7m to 26.5m) towards the western property boundary with considerable room for expansion downwards and along strike to depth (Figure 1). The Deep Zone East-Anticipada Vein geometries appear more complex, with the Deep Zone East becoming less consistent eastward while Anticipada becomes stronger in the same direction.  The emerging relationships indicate that Anticipada may be the dominant site of deep mineralization towards the east (Figures 3 and 4).
In addition to the exploration drilling, underground development and associated surface and underground mining infrastructure continue to be progressed on the Juanicipio property. The ramp reached the uppermost reaches of the Valdecañas Vein in December 2016 and footwall development has commenced.

Qualified Person: Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 35 years of relevant experience focussed on silver and gold exploration in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is Chief Exploration Officer and a shareholder of MAG and is a vendor of projects, other than Juanicipio, whereby he may receive royalties. Dr. Megaw is satisfied that the results are verified based on an inspection of the core, a review of the sampling procedures, the credentials of the professionals completing the work and the visual nature of the silver and base metal sulphides within a district where he is familiar with the style and continuity of mineralization.

Quality Assurance and Control: The samples are shipped directly in security-sealed bags to ALS-Chemex Laboratories preparation facility in Guadalajara, Jalisco, Mexico (Certification ISO 9001). Samples shipped also include intermittent standards and blanks. Pulp samples are subsequently shipped to ALS-Chemex Laboratories in North Vancouver, Canada for analysis. Two extra pulp samples are also prepared and are analyzed (in progress) by SGS Laboratories (Certification ISO 9001) and Inspectorate Laboratories (Certification ISO 9001) (or other recognized lab). The bulk reject is subsequently sent to CIDT (Center for Investigation and Technical Development) of Peñoles in Torreon, Mexico for metallurgical testing where a fourth assay for each sample is analyzed and a calculated head grade is received on the basis of a concentrate balance. The CIDT also does a full microscopic, XRF and XRD mineralogical analysis.
The news release referred to in this material change report is available under the Issuer's profile on SEDAR at www.sedar.com and as filed with the U.S. Securities and Exchange Commission.
Item 5	Reliance on subsection 7.1(2) of National Instrument 51-102
Not applicable.
Item 6	Omitted Information
Not applicable.
Item 7	Executive Officer
For further information, please contact Michael J. Curlook, VP Investor Relations and Communications, at 604-630-1399.
Item 8	Date of Report
February 14, 2017.

This document includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. All statements in this document, other than statements of historical facts are forward looking statements, including statements that address the anticipated dates by which the ramp is expected reach the plane of the Valdecañas en echelon vein system; the anticipated impact of the exploration drilling results; exploitation activities and other future events or developments. Forward-looking statements are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although MAG believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, changes in commodities prices, changes in mineral production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions, political risk, currency risk and capital cost inflation. In addition, forward-looking statements are subject to various risks, including that data is incomplete and considerable additional work will be required to complete further evaluation, including but not limited to drilling, engineering and socio-economic studies and investment. The reader is referred to the Issuer's filings with the SEC and Canadian securities regulators for disclosure regarding these and other risk factors. There is no certainty that any forward-looking statement will come to pass and investors should not place undue reliance upon forward-looking statements.